NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16004241

March 8, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 3-8-16

Todd Hartman
Best Buy Co., Inc.
todd.hartman@bestbuy.com

Re: Best Buy Co., Inc.
Incoming letter dated February 12, 2016

Dear Mr. Hartman:

This is in response to your letter dated February 12, 2016 concerning the shareholder proposal submitted to Best Buy by the Domini Social Equity Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Adam Kanzer
Domini Social Investments LLC
akanzer@domini.com

March 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Best Buy Co., Inc.
Incoming letter dated February 12, 2016

The proposal urges the board to adopt principles for minimum wage reform.

There appears to be some basis for your view that Best Buy may exclude the proposal under rule 14a-8(i)(7), as relating to Best Buy's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if Best Buy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Best Buy relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



February 12, 2016

Via E-Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Best Buy Co., Inc. Shareholder Proposal from Domini Social Equity Fund*

Ladies and Gentlemen:

This letter is to inform you that Best Buy Co., Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the Domini Social Equity Fund (the "Proponent"). The Company hereby requests confirmation that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal from its 2016 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov, in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), and the undersigned has included his name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j), we are:

- filing this letter with the Commission no later than 80 calendar days before the date on which the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- simultaneously sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Section E of SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence the proponent elects to submit to the Commission or the Staff. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, it should concurrently furnish a copy of that correspondence to the Company.

I. THE PROPOSAL

The Proposal states:

Adopt Principles for Minimum Wage Reform

> **RESOLVED**: Best Buy shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

II. BASES FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the 2016 Proxy Materials under both Rule 14a-8(i)(7) and Rule 14a-8(i)(3) because (1) it deals with a matter relating to the Company's ordinary business operations, and (2) it is misleading in that it is vague and indefinite and the supporting statement contains potentially misleading statements.

(A) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

(i) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to General Employee Compensation.

The Commission has stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." Exchange Act Release No. 40018. The Staff has acknowledged that shareholder proposals concerning "general employee compensation" issues are excludable under Rule 14a-8(i)(7). Staff Legal Bulletin No. 14A (Jul. 12, 2002) ("SLB 14A"). Specifically, in SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7) . . ."

On multiple occasions, the Staff has concurred in the exclusion under Rule 14a-8(i)(7) of proposals that have advocated for minimum wage reform on the ground that they relate to general compensation matters, and thus to ordinary business operations. *See, e.g., Apple, Inc.* (*avail.* Nov. 16, 2015) (allowing the exclusion of a proposal asking Apple's compensation committee to adopt new compensation principles responsive to the U.S.'s "general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corp.* (*avail.* Mar. 18, 2015) ("*McDonald's Corp.*") (permitting the exclusion of a shareholder proposal urging the board to encourage U.S. franchisees and the company-owned franchises to pay employees a minimum wage of 11 dollars per hour); *Wal-Mart Stores, Inc.* (*avail.* Mar. 15, 1999) (concurring in the exclusion of a proposal that requested a report on its suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

More generally, the Staff has consistently permitted the exclusion of proposals addressing the compensation of non-executive employees, as relating to the company's ordinary business operations. *See, e.g., Microsoft Corp.* (*avail.* Sept. 17, 2013) (concurring in the exclusion of a proposal asking the board to limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corp.* (*avail.* Mar. 28, 2012) (granting no-action relief with regard to a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *General Electric Co.* (*avail.* Jan. 6, 2011) (permitting the exclusion of a proposal asking the board for a "breakdown" containing specified information regarding two of the company's pension plans, as "the proposal relate[d] to compensation that may be paid to employees generally"); *Amazon.com, Inc.* (*avail.* Mar. 7, 2005) (concurring in the exclusion of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (*avail.* Nov. 4, 2004) (concurring in the exclusion of a proposal requesting discontinuation of stock options for all employees and associates); *ConAgra Foods, Inc.* (*avail.* June 8, 2001) (concurring in the exclusion of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues).

In this case, the Proposal requests that the Company "adopt principles for minimum wage reform." It is not limited to the compensation of the Company's senior executive officers; in fact, the minimum wage issue would inherently not apply to such employees. Additionally, the supporting statement accompanying the Proposal discusses the federal poverty line, minimum standards of living, predictability, and business planning, all of which implicate general compensation matters. For these reasons, it is clear that the Proposal is asking shareholders to vote on a matter relating to general employee compensation – an outcome that the Staff has consistently not supported. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's general employee compensation, and therefore ordinary business matters.

(ii) The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Seeks to Micro-Manage the Company's Board of Directors and Management.

In addition to relating to general employee compensation, the Proposal seeks to micro-manage the decisions of the Company's Board of Directors (the "Board") and management by setting an arbitrary deadline of October 2016 for publication of the "principles for minimum wage reform." As noted by the Commission in the 1998 Release, consideration should be given to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In its discussion of micro-management, the Commission expressly stated that the "consideration may come into play. . . where the proposal . . . seeks to impose specific time-frames or methods for implementing complex policies." The Commission has further explained that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their "lack of business expertise and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

In setting an arbitrary deadline, it appears that the Proponent has not considered – nor, as a shareholder, could it properly consider – the feasibility or practicability of analyzing and developing the proposed principles for minimum wage reform in such a short timeframe. Even assuming adoption of the Proposal were in the Company's best interests, the Company must maintain the fundamental management function of determining the timeframe in which it would publish the requested report. By seeking to impose a particular timeframe on the Company's implementation of the Proposal, the Proposal does not take into consideration that the Company may not be able to make a sound assessment of how "minimum wage" should be "reformed" by the stated deadline of approximately four months after the 2016 annual meeting, particularly given the vast amount of information that the Proposal could be interpreted to require the Company to consider (as further discussed in Section II(B) below). Further, the Proposal's arbitrary deadline reflects a lack of understanding of how the Company functions in that it does not – and cannot – consider what other and more pressing topics may be at the forefront of the Board's agenda for the months immediately following the 2016 annual meeting. Indeed, forcing the Board to analyze minimum wage concerns and develop a policy that would not apply to most of the Company's workforce by the stated deadline would detract from the Board's ability to perform its day-to-day business and to prioritize what it considers more pressing issues facing the Company. In setting an explicit deadline for implementation of the Proposal and thus imposing on the Board's role in setting the agenda, the Proposal seeks to micro-manage the Company in a manner specifically contemplated by the Commission in the 1998 Release and is therefore excludable as related to the Company's ordinary business operations.

(iii) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to the Manner in Which the Company Manages its Expenses.

The Staff has consistently indicated that the management of operating expenses is an ordinary business matter. *See, e.g. CIGNA Corp.* (*avail.* Feb. 23, 2011) (allowing the exclusion of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums, noting that the "the proposal relates to the manner in which the company manages its expenses"); *UnitedHealth Group Inc.* (*avail.* Mar. 16, 2011) (concurring that a proposal requesting the company's response to health insurance premium increases and steps to ensure affordable health care coverage was excludable under Rule 14a-8(i)(7)). In *McDonald's Corp.* , the Staff permitted exclusion of a proposal urging the board to encourage U.S. franchisees and the company-owned franchises to pay employees a minimum wage of 11 dollars per hour. McDonald's Corp. argued that since wages paid to employees constitute an operating expense of the company, the proposal may be excluded. Similarly, the Proposal here relates to wage reform, which directly affects the wages paid to employees of the Company, a fundamental operating expense of the Company. For this reason, the Proposal is excludable as relating to the manner in which the Company manages its expenses.

(iv) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Does Not Relate to a "Sufficiently Significant Social Policy Issue."

The Commission indicated in the 1998 Release that proposals that relate to ordinary business matters, but that focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable [under Rule 14a-8(i)(7)] because the proposals would transcend the day-to-day business matters." In the supporting statement to the Proposal, the Proponent seems to suggest that the Proposal relates to a "significant social policy issue" –it states that "[a]ccording to polls, minimum wage reform is one of the most significant social policy issues in the United States." However, as set forth above, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of proposals that have advocated for minimum wage reform and other general compensation matters. Moreover, the Staff has specifically concurred in the exclusion of such proposals where the proponent advanced the argument that the proposal related to a "significant social policy issue." *See, e.g., McDonald's Corp.* (permitting exclusion where the proponent took the position that the proposal, which related to payment to employees of a minimum wage, raises policy issues so significant that a shareholder vote is appropriate); *Verizon Communications Inc.* (*avail.* Feb. 23, 2015) (permitting exclusion where the proponent took the position that the proposal, which related to a review of executive compensation practices and a report including a comparison of total compensation package of executives and median wage employees, raises a significant social policy issue).

Accordingly, for the reasons set forth above, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

(B) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Misleading, in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (*avail.* Mar. 12, 1991) ("*Fuqua Industries*"). The Proposal is excludable under Rule 14a-8(i)(3) for the specific reasons set forth below.

(i) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Vagueness of the Resolution.

The Proposal is excludable under Rule 14a-8(i)(3) because of the vagueness of the resolution. The resolution, as noted above, urges the Board to adopt principles for "minimum wage reform." It does not explain whether the proposed principles should apply only to the members of the Company's workforce or to society at large. It also does not advocate for a particular policy to be adopted, nor does it suggest particular principles on which the reform should focus. Without additional detail from the Proponent regarding what the "principles for minimum wage reform" might seek to accomplish, it is likely that the Company and its shareholders could interpret the Proposal differently, resulting in action by the Company that departs from those actions envisioned by the shareholders voting on the Proposal. *See Berkshire Hathaway Inc.* (*avail.* Mar. 2, 2007) (permitting the exclusion of a proposed policy restricting the company from investing in certain securities, where the proposal did not adequately describe the particular investments to be barred); *Fuqua Industries* (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) when, in addition to the fact that certain key terms were undefined, the proposal, when read as a whole, was not clear as to how specific phrases and components should be read together, making it difficult to interpret the meaning of the proposal overall). Because the Proposal's resolution is unclear with regard to the actions to be taken by the Company in implementing the Proposal, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

(ii) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of its Failure to Define Key Terms.

The Staff has consistently permitted the exclusion of shareholder proposals where such proposals have failed to define certain terms necessary to implement them or where the meaning and application of key terms or standards used in the proposal could be subject to differing interpretations. *See, e.g., Pfizer Inc.* (*avail.* Dec. 22, 2014) (allowing the exclusion of a proposal as vague and indefinite where the proposal requested the adoption of a policy that the chairman of the board be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship" and failed to define "nontrivial professional, familial or financial" connections); *The Boeing Company* (*avail.* Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *General Motors Corp.* (*avail.* Mar. 26, 2009) (granting no-action relief with regard to a proposal to "eliminate all incentives for the CEO and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (*avail.* Feb. 21, 2008) (concurring in the exclusion of a proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group").

Several of the Proposal's key terms are not defined and are so vague and indefinite that neither the Company nor the shareholders required to vote on the Proposal would be able to determine with reasonable certainty what actions or measures the Proposal requires. As a result, the Company and its shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- "Minimum Wage": The Proposal is vague with respect to its subject matter because it asks the Board to adopt principles regarding the "minimum wage." Without further explanation, it is unclear whether this term refers to the federally applicable minimum wage, other applicable state or city limits, or the minimum wage that the Company actually pays to its workers. This creates additional confusion (as mentioned in Section II(B)(i) above) in that it becomes unclear whether the Proposal is requesting that the Board adopt "principles" urging and supporting reform of the federally applicable minimum wage or its various local analogs or, rather, a more localized policy applicable only to the Company's employees. The supporting statement to the Proposal goes so far as to highlight that the Company is subject to "minimum wage laws in other countries," further muddying the waters of exactly what the Proposal means by "minimum wage" and exactly which principles the Proponent requests that the Board adopt. Moreover, the Proposal does not clarify what compensation elements should be considered in the determination of an employee's "minimum wage" or how such elements should be valued.

- "Principles": The Proposal asks the Board to adopt "principles" for minimum wage reform but does not provide any clarity with respect to the nature of these "principles." The Proposal's request, in this regard, could be deemed to refer to the adoption of a position that the Company will advocate with respect to the federal minimum wage, or it could refer to the adoption of a policy regarding how Company employees are paid. If the latter, the Proposal is ambiguous with regard to whether it requests the adoption of guiding principles or a binding and non-negotiable compensation policy.

- "Reform": Finally, the Proposal is vague with respect to the "reform" that is requested. It is unclear whether the Proposal advocates for a federal, state or local minimum wage at a specific dollar value, adjustments to what Company employees receive as wages, or something else entirely.

(iii) The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Misleading Nature of the Supporting Statement.

In addition to being vague and ambiguous on its face, the Proposal is misleading by virtue of the supporting statement it provides. The supporting statement includes some facts regarding the federal minimum wage and the federal poverty line and quotes executives of other companies on the topic of "strong wages and indexing." It refers, without citation, to "polls," media stories and support of Nobel Prize winners for raising and indexing the minimum wage. It does not, however, acknowledge the fact that the Company actually pays the great majority of its employees more than the federal minimum wage. The Proponent's failure to indicate that most of the Company's employees are paid more than the federal minimum wage is misleading to shareholders in that it implies that this is an issue that permeates the Company's workforce when, in actuality, it affects relatively few of the Company's employees.

Accordingly, for the reasons set forth above, the Proposal is excludable in its entirety under Rule 14a-8(i)(3).

III. CONCLUSION

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission for the reasons set forth above.

If the Staff disagrees with the Company's conclusion regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If I can be of any further assistance in this matter, please do not hesitate to contact me at (612) 291-8756 or Todd.Hartman@bestbuy.com.

Sincerely,



Todd Hartman
Senior Vice President
Deputy General Counsel
Assistant Secretary

Exhibit A

Copy of the Proposal and Related Correspondence

Exhibit A


Domini
SOCIAL INVESTMENTS®

Investing for Good℠

December 21, 2015

Mr. Keith J. Nelsen
General Counsel and Secretary
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, Minnesota 55423

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Mr. Nelson:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in Best Buy Co. (the "Company").

We are writing today to submit the attached shareholder proposal asking Best Buy to adopt principles for minimum wage reform. We are reaching out to a number of companies on this critical economic issue. As broadly diversified investors, we are particularly concerned with wage stagnation in the United States and its impact on income and wealth disparities, which we believe represent a significant systemic risk to the long-term health of our economy and our investments. We believe Best Buy has a particularly strong interest in this issue, as a company seeking to be an employer of choice, and as a company that benefits from the patronage of minimum wage consumers. The proposal is not asking Best Buy to lobby for or against any particular piece of legislation. It asks the company to formulate principles for minimum wage reform, a significant policy issue that the company faces in other markets as well.

We attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Best Buy shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Best Buy shares from our portfolio's custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl.

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

100% post-consumer recycled chlorine-free stock



Adopt Principles for Minimum Wage Reform

RESOLVED: Best Buy shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy **must ensure a** minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

Until the early 1980s, in the United States, an annual minimum wage income—after adjusting for inflation—was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.

Poverty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing. A November 2015 Morgan Stanley report, *Mind the Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.

An S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote "Business has the most to gain from a healthy America, and the most to lose by social unrest." *(Op-ed: Capitalists, Arise: We Need to Deal with Income Inequality)*

A number of CEOs support strong wages and indexing:

- Costco CEO Jelinek wrote a public letter to Congress urging it to increase the minimum wage: "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty."
- Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows management to plan accordingly.
- Aetna's CEO Bertolini said paying workers less than $16.00 per hour is "unfair."

More than 600 leading economists, including 7 Nobel Prize winners and 8 former presidents of the American Economic Association, said the United States should raise the minimum wage and index it. Increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests that a minimum wage increase could have a small stimulative effect on the economy as low wage workers spend their additional earnings, raising demand and job growth.[1]

According to polls, minimum wage reform is one of the most significant social policy issues in the United States.

As an international company, Best Buy faces exposure to minimum wage laws in other countries, necessitating a clear statement of principles.

---

[1] http://www.epi.org/minimum-wage-statement/



STATE STREET.

January 4th, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Best Buy Co Inc for more than one year in account 997 at the Depository Trust Company. As of December 21, 2015, State Street held 313,267 shares, 79,066 of which were held continuously for more than one year.

Security	Number of Shares	**Shares Held 1+ Years**
Best Buy Co Inc	313,267	79,066

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services